September 14, 2007

Mr. Daniel Gordon
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2006
Filed 02/28/07
File No. 001-13199

Dear Mr. Gordon:

We are transmitting for filing SL Green Realty Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Gregory F. Hughes of the Company, dated September 10, 2007 (the “September 10 Letter”).

For convenience of reference, each Staff comment contained in the September 10 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the September 10 Letter, and is followed by the corresponding response of the Company.  We have also provided a courtesy copy of this letter to Jessica Barberich.

Form 10-K for the year ended December 31, 2006

Note 3 - Property Acquisitions

2006 Acquisitions, page 61

1.                                      We note your response to comment 4; however, you did not adequately address whether or not the undivided interests are subject to joint control by the owners, you and Gramercy.  Tell us if the approval of both owners is required for decisions regarding the financing, development, sale, or operations of the property.  For reference, please see paragraph 11 of SOP 78-9.

RESPONSE:

Under the relevant agreements governing the tenancy-in-common, or TIC, structure of 55 Corporate Drive, financing of the property, development of the property, annual budgets and operating plans are among the major decisions which require the mutual consent of all of the TIC owners.  The property is triple net leased to a credit tenant under a long-term lease agreement. There is no contemplation to develop the property further. The management agreement, to which each TIC owner is a party, does not require the approval of each TIC for day-to-day operations of the property.  Furthermore, the sale of a TIC’s interest in the property does not require the consent of the other TICs.  However, the governing documents provide for a 45-day period during which the holders of the other TIC interests have the option to purchase the interests being sold.

Note 6 - Investment in Unconsolidated Joint Ventures, page 65

2.                                      We note your response to comment 5; however, it is not appropriate to include the loan of $109.5 million in your FIN 46(R) analysis under paragraph 5 as an equity investment since this interest is not required to be reported as equity in the financial statements of 800 Third Avenue property-owning entity.  Please revise your FIN 46(R) analysis appropriately.  Furthermore, you note that you participate significantly in the entity’s profit and losses, but that you would not be the primary beneficiary if the entity was a VIE.  Please provide us with a more detailed primary beneficiary analysis in your response.

RESPONSE:

During 2006, we agreed to make loans to certain members of 800 Third Avenue Associates, LLC (the “LLC”), a limited liability company which holds an interest in 800 Third Avenue (the “Property”).  Under an amendment to the LLC operating agreement, we were admitted as a non-member manager. We considered the provisions of paragraph 5 (a), (b) and (c) of FIN 46(R) to determine whether the LLC is a variable instrument entity (“VIE”). At the time of the recapitalization, the Property was valued at approximately $285.0 million and had a $20.9 million first mortgage, which is still in place, encumbering the Property. Given this low leverage of the asset, the total equity investment at risk is sufficient to permit the entity to finance its activities without subordinated financial support. As a group, the holders of the equity investment do not lack any of the characteristics of a controlling financial interest. Voting rights of the equity investors are proportional to their obligation to absorb expected losses and receive expected residual returns. Based on this analysis, the Company has determined that LLC is not a VIE and that we are not the primary beneficiary. LLC is, therefore, accounted for under the equity method of accounting.

10-Q for the Quarter ended March 31, 2007

Condensed Consolidated Statements of Cash Flows, page 6

3.                                      We note your response to comment 11; however, it is not appropriate to present the $1 billion as a cash flow since it does not represent a cash payment or receipt, but rather represents the cash value of SL Green common stock that was issued to acquire the assets and liabilities of Reckson.  It appears that you have grossed up both your financing cash inflows and your investing cash outflows in this amount.  Please revise your cash flow statement to present only the amount of cash paid as consideration for the purchase of Reckson, net of cash acquired, as a cash outflow with no amount presented as a financing cash inflow, since no cash was actually received as financing.  In accordance with paragraph 31 of SFAS 95, please include information regarding this non-cash transaction in your footnote “Supplemental Disclosure of Non-Cash Investing and Financing Activities.”

RESPONSE:

We note your comment and will revise our statement of cash flows included in the filing of our Form 10-Q for the quarter ending September 30, 2007.

*****

Should you require additional information, or if you have questions about the content of this letter, please call me directly at 212-216-1678.

Very truly yours,

/S/ Gregory F. Hughes
Gregory F. Hughes
Chief Financial Officer

cc:	Jessica Barberich
cc:	Andrew S. Levine, Esq.
cc:	Larry P. Medvinsky, Esq.